

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2011

<u>Via E-mail</u>
Jerome R. Mahoney
President and Chief Executive Officer
iVoice, Inc.
750 Highway 34
Matawan, NJ 07747

      Re: **iVoice, Inc.**
             Preliminary Information Statement on Schedule 14C
             Filed June 2, 2011
             File No. 000-29341

Dear Mr. Mahoney:

      Given that the company has decided to modify the transaction and will therefore not distribute the Information Statement to its shareholders, we have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Maryse Mills-Apenteng

                      Maryse Mills-Apenteng
                      Special Counsel